 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Corp. Enters into Merger Agreement
with China Mass Media Holdings Limited and CMM Holdings Limited

BEIJING – August 7, 2012 – China Mass Media Corp. ("China Mass Media" or the "Company") (PINK: CMMCY), today announced that it has entered into an Agreement and Plan of Merger (the "Merger Agreement") with China Mass Media Holdings Limited, a Cayman Islands exempted company with limited liability and beneficially owned by Mr. Shengcheng Wang ("Parent"), CMM Holdings Limited, a Cayman Islands exempted company with limited liability and a wholly owned direct subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the terms and subject to the conditions of the Merger Agreement, each ordinary share of the Company (including ordinary shares represented by American Depositary Shares ("ADSs"), each of which represents 300 ordinary shares) issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive $0.0167 (or $5.00 per ADS) in cash without interest (the “Merger Consideration”), except for the ordinary shares and ordinary shares represented by ADSs beneficially owned by Mr. Shengcheng Wang which will be cancelled without receiving any consideration, and ordinary shares owned by shareholders who have validly exercised their rights to dissent from the Merger under the Companies Law of the Cayman Islands will be cancelled in exchange for the right to receive the fair value of such ordinary shares as determined pursuant to the Companies Law of the Cayman Islands. The Merger Consideration represents a 100.0% premium over the closing price on May 3, 2012, the last trading day prior to the Company’s announcement on May 4, 2012 that it had received a “going private” proposal, and a 24.1% premium over the 90-day closing price as of February 3, 2012.

Each of the Company, Parent and Merger Sub has made customary representations and warranties in the Merger Agreement. The Merger contemplated by the Merger Agreement is subject to customary closing conditions, including, but not limited to, (i) authorization of the Merger Agreement by the affirmative vote of the shareholders of the Company representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a general meeting of the shareholders, (ii) the absence of any order, injunction or decree preventing or making illegal the consummation of the Merger, (iii) truth and correctness of each party’s representations and warranties at closing and (iv) the absence of any material adverse effect to the Company.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee formed by the Board of Directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement. The Special Committee, which is composed solely of independent directors unrelated to any of Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement.

The Company will call a meeting of its shareholders for the purpose of voting on the authorization of the Merger Agreement as soon as practicable. If completed, the Merger will, under laws of the Cayman Islands, result in Merger Sub merging with and into the Company, with the Company being the surviving corporation and becoming, after the effective time of the Merger, a wholly owned subsidiary of Parent.

Shearman & Sterling LLP is serving as U.S. legal advisor to the Special Committee. Piper Jaffray & Co is serving as financial advisor to the Special Committee. DLA Piper is serving as U.S. legal advisor to Mr. Shengcheng Wang. Dorsey & Whitney LLP is serving as U.S. legal advisor to Piper Jaffray & Co.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the transaction, which will include the Merger Agreement and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

The Company will file a proxy statement with the SEC in connection with the proposed Merger with Merger Sub, pursuant to which the Company would be acquired by Parent. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC as soon as practicable. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, THE COMPANY, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES IN CONNECTION WITH THE PROPOSED MERGER ON BEHALF OF THE COMPANY AND THE INTERESTS OF THOSE PERSONS IN THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be "participants" in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger go forward.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions. A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, please contact:

China Mass Media Corp.

Julie Sun

CFO

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86-10-8809-1099

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852-2117-0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86-131-2179-3446

Email: twillingham@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: August 7, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer